UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2022 AND 2021

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022 and 2021, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2022 and 2021, and its consolidated cash flows for the six-month periods ended June 30, 2022 and 2021, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$24,970 million and NT$32,648 million, which represented 5.00% and 7.74% of the total consolidated assets as of June 30, 2022 and 2021, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$(2,208) million, NT$880 million, NT$(4,166) million and NT$2,591 million, which represented (8.63%), 6.67%, (8.46%), and 10.72% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2022 and 2021, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$(82) million, NT$678 million, NT$14 million and NT$1,530 million, which represented (0.46%), 6.83%, 0.04%, and 6.55% of the consolidated total comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022 and 2021, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 27, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2022, December 31, 2021 and June 30, 2021 (June 30, 2022 and 2021 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2022	December 31, 2021	June 30, 2021
Current assets
Cash and cash equivalents	6(1)	$183,723,273	$132,622,131	$124,000,482
Financial assets at fair value through profit or loss, current	6(2)	704,464	945,021	1,021,168
Financial assets at fair value through other comprehensive income, current	6(3)	3,236,538	8,482,334	-
Financial assets measured at amortized cost, current	6(4)	2,824,309	28,854,684	24,951,491
Contract assets, current	6(21)	393,337	319,621	258,583
Accounts receivable, net	6(5)	42,127,455	34,624,109	29,795,387
Accounts receivable-related parties, net	7	756,589	566,338	318,038
Other receivables		1,120,961	857,233	1,237,349
Current tax assets		11,579	2,597	12,160
Inventories, net	6(6)	27,340,727	23,011,183	22,438,972
Prepayments		2,657,301	2,376,024	2,914,638
Other current assets	6(21)	881,660	612,158	885,057
Total current assets		265,778,193	233,273,433	207,833,325

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7	19,709,785	19,501,274	17,452,278
Financial assets at fair value through other comprehensive income, noncurrent	6(3)	11,903,762	11,353,331	14,318,527
Financial assets measured at amortized cost, noncurrent	6(4)	8,786	8,786	8,786
Investments accounted for under the equity method	6(7)	34,750,597	41,692,084	34,783,316
Property, plant and equipment	6(8), 8	134,242,523	129,941,703	123,982,562
Right-of-use assets	6(9), 8	7,899,812	7,126,845	7,413,330
Intangible assets	6(10), 7	4,116,844	3,644,933	4,658,255
Deferred tax assets		5,114,686	5,395,993	5,886,359
Prepayment for equipment		9,779,912	8,322,874	2,757,284
Refundable deposits	8	2,739,947	2,358,549	2,265,239
Other noncurrent assets-others		3,709,295	1,806,966	318,133
Total non-current assets		233,975,949	231,153,338	213,844,069

Total assets		$499,754,142	$464,426,771	$421,677,394

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2022, December 31, 2021 and June 30, 2021 (June 30, 2022 and 2021 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2022	December 31, 2021	June 30, 2021
Current liabilities
Short-term loans	6(11), 6(28)	$624,208	$1,924,124	$5,386,301
Financial liabilities at fair value through profit or loss, current	6(12)	422,830	2,380,599	2,067
Contract liabilities, current	6(21)	4,592,148	3,441,754	2,883,910
Notes and accounts payable		9,949,243	8,364,158	8,420,709
Other payables	6(19), 6(20),7	65,598,270	21,417,215	19,490,596
Payables on equipment		11,598,684	7,875,927	6,669,466
Dividends payable	6(19)	-	-	19,875,842
Current tax liabilities		7,760,514	4,254,042	2,172,539
Lease liabilities, current	6(9), 6(28)	506,580	557,873	553,599
Other financial liabilities, current	6(28), 9(6)	13,012,249	12,718,616	-
Current portion of long-term liabilities	6(13), 6(14), 6(28)	12,592,959	37,331,970	14,263,379
Other current liabilities	6(16), 6(17), 6(28), 7	5,155,891	5,187,451	5,286,095
Total current liabilities		131,813,576	105,453,729	85,004,503

Non-current liabilities
Contract liabilities, noncurrent	6(21)	548,729	641,386	446,560
Bonds payable	6(13), 6(28)	23,080,240	23,077,699	20,081,952
Long-term loans	6(14), 6(28)	22,619,095	16,751,896	30,884,834
Deferred tax liabilities		2,108,575	1,763,159	1,644,805
Lease liabilities, noncurrent	6(9), 6(28)	5,345,546	4,510,881	4,770,712
Net defined benefit liabilities, noncurrent	6(15)	3,198,580	3,877,321	3,716,914
Guarantee deposits	6(28)	15,960,319	14,261,029	7,748,047
Other noncurrent liabilities-others	6(16), 6(18), 6(20),6(28), 9(6)	11,831,904	12,886,787	27,186,940
Total non-current liabilities		84,692,988	77,770,158	96,480,764

Total liabilities		216,506,564	183,223,887	181,485,267

Equity attributable to the parent company
Capital	6(19)
Common stock		124,821,235	124,832,476	124,232,695
Additional paid-in capital	6(19), 6(20)
Premiums		2,443,428	39,889,798	36,809,962
Treasury stock transactions		4,531,955	4,531,955	3,340,664
The differences between the fair value of the consideration paid or received from		466,457	466,457	466,457
acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		1,366	-	6,077
Share of changes in net assets of associates and joint ventures accounted for using equity method		169,933	87,889	85,738
Employee stock options		-	-	235,576
Restricted stock for employees		2,249,369	2,238,128	2,226,830
Other		537,613	683,866	10,869
Retained earnings	6(19)
Legal reserve		21,566,986	15,734,416	15,734,416
Special reserve		4,914,214	8,164,648	8,164,648
Unappropriated earnings		129,874,300	91,476,725	58,464,798
Other components of equity	6(20)
Exchange differences on translation of foreign operations		(11,446,747)	(16,629,547)	(15,600,378)
Unrealized gains or losses on financial assets measured at fair value through other		4,205,954	11,715,333	9,011,103
comprehensive income
Unearned employee compensation		(1,453,731)	(2,212,441)	(2,983,727)
Treasury stock	6(19), 6(20)	-	-	(119,801)
Total equity attributable to the parent company		282,882,332	280,979,703	240,085,927

Non-controlling interests	6(19)	365,246	223,181	106,200
Total equity		283,247,578	281,202,884	240,192,127

Total liabilities and equity		$ 499,754,142	$ 464,426,771	$ 421,677,394

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2022	2021	2022	2021
Operating revenues	6(21), 7	$ 72,055,140	$ 50,907,741	$ 135,477,960	$ 98,004,753
Operating costs	6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(38,582,963)	(34,999,769)	(74,501,453)	(69,602,479)
Gross profit		33,472,177	15,907,972	60,976,507	28,402,274
Operating expenses	6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(915,110)	(1,130,719)	(2,169,658)	(2,220,116)
General and administrative expenses		(2,579,376)	(1,900,665)	(4,806,315)	(3,706,931)
Research and development expenses		(3,209,359)	(3,168,316)	(6,242,298)	(6,217,308)
Expected credit impairment gains (losses)		(2,683)	(1,410)	(1,738)	11,042
Subtotal		(6,706,528)	(6,201,110)	(13,220,009)	(12,133,313)
Net other operating income and expenses	6(16), 6(23)	1,398,355	1,606,236	2,741,693	2,665,884
Operating income		28,164,004	11,313,098	50,498,191	18,934,845
Non-operating income and expenses
Interest income		285,710	153,184	454,680	269,627
Other income		190,952	573,188	207,582	587,294
Other gains and losses	6(24)	(1,918,086)	836,496	646,084	2,613,493
Finance costs	6(24)	(479,080)	(478,989)	(982,970)	(885,238)
Share of profit or loss of associates and joint ventures	6(7)	(2,026,536)	881,483	(3,884,968)	2,648,052
Exchange gain, net		1,360,550	-	2,286,789	9,367
Exchange loss, net		-	(84,089)	-	-
Subtotal		(2,586,490)	1,881,273	(1,272,803)	5,242,595
Income from continuing operations before income tax		25,577,514	13,194,371	49,225,388	24,177,440
Income tax expense	6(26)	(4,087,070)	(1,327,770)	(7,669,321)	(2,421,941)
Net income		21,490,444	11,866,601	41,556,067	21,755,499
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments		(3,028,920)	(384,002)	(4,695,365)	3,792,383
measured at fair value through other comprehensive income
Share of other comprehensive income (loss) of associates and joint		(1,920,356)	723,178	(2,653,516)	1,598,917
ventures which will not be reclassified subsequently to profit or loss
Income tax related to items that will not be reclassified subsequently	6(26)	(106,175)	(27,393)	(161,295)	(60,695)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		1,359,271	(2,232,217)	5,132,703	(3,688,455)
Share of other comprehensive income (loss) of associates and joint		(20,376)	(35,248)	112,691	(40,824)
ventures which may be reclassified subsequently to profit or loss
Income tax related to items that may be reclassified subsequently	6(26)	(32,657)	20,778	(62,547)	19,760
Total other comprehensive income (loss)		(3,749,213)	(1,934,904)	(2,327,329)	1,621,086
Total comprehensive income (loss)		$ 17,741,231	$9,931,697	$ 39,228,738	$ 23,376,585

Net income (loss) attributable to:
Shareholders of the parent		$ 21,326,816	$ 11,943,075	$ 41,134,351	$ 22,370,990
Non-controlling interests		163,628	(76,474)	421,716	(615,491)
		$ 21,490,444	$ 11,866,601	$ 41,556,067	$ 21,755,499

Comprehensive income (loss) attributable to:
Shareholders of the parent		$ 17,577,588	$ 10,008,186	$ 38,806,975	$ 23,992,093
Non-controlling interests		163,643	(76,489)	421,763	(615,508)
		$ 17,741,231	$9,931,697	$ 39,228,738	$ 23,376,585

Earnings per share (NTD)	6(27)
Earnings per share-basic		$1.74	$0.98	$3.35	$1.83
Earnings per share-diluted		$1.70	$0.96	$3.27	$1.80

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital		Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2021	6(19)	$124,224,015	$ 43,211,214	$ 12,536,526	$ 11,022,314	$ 56,617,520	$(11,890,876)	$ 3,726,229	$(3,667,395)	$(119,801)	$235,659,746	$ 113,356	$235,773,102
Appropriation and distribution of 2020 retained earnings	6(19)
Legal reserve		-	-	3,197,890	-	(3,197,890)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	(19,875,842)	-	-	-	-	(19,875,842)	-	(19,875,842)
Special reserve reversed		-	-	-	(2,857,666)	2,857,666	-	-	-	-	-	-	-
Net income (loss) in the first half of 2021	6(19)	-	-	-	-	22,370,990	-	-	-	-	22,370,990	(615,491)	21,755,499
Other comprehensive income (loss) in the first half of 2021	6(19),6(25)	-	-	-	-	-	(3,709,502)	5,330,605	-	-	1,621,103	(17)	1,621,086
Total comprehensive income (loss)		-	-	-	-	22,370,990	(3,709,502)	5,330,605	-	-	23,992,093	(615,508)	23,376,585
Share-based payment transaction	6(20)	8,680	203,236	-	-	-	-	-	683,668	-	895,584	-	895,584
Share of changes in net assets of associates and joint ventures		-	(8,142)	-	-	45,731	-	(45,731)	-	-	(8,142)	-	(8,142)
accounted for using equity method
Changes in subsidiaries’ ownership	6(19)	-	6,077	-	-	-	-	-	-	-	6,077	(6,074)	3
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	-	10,442	10,442
Others	6(19)	-	(230,212)	-	-	(353,377)	-	-	-	-	(583,589)	603,984	20,395
Balance as of June 30, 2021	6(19)	$124,232,695	$ 43,182,173	$ 15,734,416	$ 8,164,648	$ 58,464,798	$(15,600,378)	$ 9,011,103	$(2,983,727)	$(119,801)	$240,085,927	$ 106,200	$240,192,127

Balance as of January 1, 2022	6(19)	$124,832,476	$ 47,898,093	$ 15,734,416	$ 8,164,648	$ 91,476,725	$(16,629,547)	$ 11,715,333	$(2,212,441)	$ -	$280,979,703	$ 223,181	$281,202,884
Impact of retroactive applications	3, 6(19)	-	-	-	-	(153,843)	-	-	-	-	(153,843)	(66,089)	(219,932)
Adjusted balance as of January 1, 2022	6(19)	124,832,476	47,898,093	15,734,416	8,164,648	91,322,882	(16,629,547)	11,715,333	(2,212,441)	-	280,825,860	157,092	280,982,952
Appropriation and distribution of 2021 retained earnings	6(19)
Legal reserve		-	-	5,832,570	-	(5,832,570)	-	-	-	-	-	-	-
Special reserve reversed		-	-	-	(3,250,434)	3,250,434	-	-	-	-	-	-	-
Cash dividends distributed from additional paid-in capital		-	(37,446,370)	-	-	-	-	-	-	-	(37,446,370)	-	(37,446,370)
Net income in the first half of 2022	6(19)	-	-	-	-	41,134,351	-	-	-	-	41,134,351	421,716	41,556,067
Other comprehensive income (loss) in the first half of 2022	6(19),6(25)	-	-	-	-	-	5,182,800	(7,510,176)	-	-	(2,327,376)	47	(2,327,329)
Total comprehensive income (loss)		-	-	-	-	41,134,351	5,182,800	(7,510,176)	-	-	38,806,975	421,763	39,228,738
Share-based payment transaction	6(20)	(11,241)	11,241	-	-	-	-	-	758,710	-	758,710	-	758,710
Share of changes in net assets of associates and joint ventures		-	82,044	-	-	(797)	-	797	-	-	82,044	-	82,044
accounted for using equity method
Changes in subsidiaries’ ownership	6(19)	-	1,366	-	-	-	-	-	-	-	1,366	(1,366)	-
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	-	5,356	5,356
Others	6(19)	-	(146,253)	-	-	-	-	-	-	-	(146,253)	(217,599)	(363,852)
Balance as of June 30, 2022	6(19)	$124,821,235	$ 10,400,121	$ 21,566,986	$ 4,914,214	$129,874,300	$(11,446,747)	$ 4,205,954	$(1,453,731)	$ -	$282,882,332	$ 365,246	$283,247,578

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2022	2021
Cash flows from operating activities:
Net income before tax	$49,225,388	$24,177,440
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	21,035,687	22,097,938
Amortization	1,461,320	1,406,214
Expected credit impairment losses (gains)	1,738	(11,042)
Net gain of financial assets and liabilities at fair value through profit or loss	(577,886)	(2,581,357)
Interest expense	940,057	851,568
Interest income	(454,680)	(269,627)
Dividend income	(207,582)	(587,294)
Share-based payment	758,710	895,619
Share of loss (profit) of associates and joint ventures	3,884,968	(2,648,052)
Gain on disposal of property, plant and equipment	(335,590)	(24,548)
Loss on disposal of investments	-	10,977
Loss on repurchases of bonds	136,393	-
Exchange loss (gain) on financial assets and liabilities	1,149,500	(209,018)
Gain on lease modification	(1,188)	-
Amortization of deferred government grants	(2,117,938)	(1,998,423)
Income and expense adjustments	25,673,509	16,932,955
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(331,829)	307,355
Contract assets	(80,869)	(14,334)
Notes receivable and accounts receivable	(7,616,458)	(3,329,328)
Other receivables	(61,373)	86,526
Inventories	(4,165,517)	(211,675)
Prepayments	(2,027,453)	592,543
Other current assets	-	1,550
Contract fulfillment costs	(266,762)	(275,432)
Contract liabilities	940,775	888,145
Notes and accounts payable	1,591,997	706,246
Other payables	6,294,813	2,107,775
Other current liabilities	51,260	(410,986)
Net defined benefit liabilities	(678,741)	(445,740)
Other noncurrent liabilities-others	62,423	97,754
Cash generated from operations	68,611,163	41,210,794
Interest received	429,407	261,000
Dividend received	640,331	1,118,068
Interest paid	(790,460)	(835,208)
Income tax paid	(3,681,540)	(350,465)
Net cash provided by operating activities	65,208,901	41,404,189

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2022 and 2021
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2022	2021
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(691,272)	$(423,347)
Proceeds from disposal of financial assets at fair value through profit or loss	417,312	174,553
Acquisition of financial assets measured at amortized cost	(1,728,954)	(13,650,323)
Proceeds from redemption of financial assets measured at amortized cost	28,147,040	2,749,748
Increase in prepayment for investments	-	(15,782)
Proceeds from capital reduction and liquidation of investments	-	25,367
Disposal of subsidiary	-	359,386
Acquisition of property, plant and equipment	(21,709,817)	(15,871,541)
Proceeds from disposal of property, plant and equipment	408,712	65,818
Increase in refundable deposits	(504,582)	(64,425)
Decrease in refundable deposits	141,388	106,488
Acquisition of intangible assets	(1,235,757)	(1,453,594)
Government grants related to assets acquisition	243	2,428,002
Increase in other noncurrent assets-others	(208,341)	(32,412)
Net cash provided by (used in) investing activities	3,035,972	(25,602,062)
Cash flows from financing activities:
Increase in short-term loans	80,000	5,725,614
Decrease in short-term loans	(1,428,841)	(11,234,459)
Proceeds from bonds issued	-	9,600,000
Bonds issuance costs	-	(10,915)
Redemption of bonds	(9,732,651)	(2,000,000)
Proceeds from long-term loans	709,521	13,942,745
Repayments of long-term loans	(11,588,154)	(7,450,475)
Increase in guarantee deposits	936,058	7,676,795
Decrease in guarantee deposits	(2,664)	(90,252)
Cash payments for the principal portion of the lease liability	(359,367)	(350,626)
Change in non-controlling interests	5,356	10,442
Others	(830)	(976)
Net cash provided by (used in) financing activities	(21,381,572)	15,817,893
Effect of exchange rate changes on cash and cash equivalents	4,237,841	(1,667,574)
Net increase in cash and cash equivalents	51,101,142	29,952,446
Cash and cash equivalents at beginning of period	132,622,131	94,048,036
Cash and cash equivalents at end of period	$ 183,723,273	$ 124,000,482

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2022 and 2021

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 27, 2022.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2022. Apart from the impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

a.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous, which specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 (the date of initial application). In accordance with the transitional provisions of IAS 37, the Company did not restate the comparative information and recognized the cumulative effect of initially applying the amendments, which resulting in an increase in other current liabilities of NT$220 million, a decrease in retained earnings of NT$154 million and a decrease in non-controlling interest of NT$66 million, respectively as of January 1, 2022.

10

(2)	Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 1 “Presentation of Financial Statements” - Disclosure Initiative - Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of Accounting Estimates	January 1, 2023
Amendment to IAS 12 “Income Taxes” -Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

b.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

c.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) - Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

d.	IAS 12 “Income Taxes” (“IAS 12”) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (b) - (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

11

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current	January 1, 2023

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

e.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (“IFRS 3”) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

f.	IFRS 17 “Insurance Contracts” (“IFRS 17”)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

12

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after 1 January 2023 (from the original effective date of 1 January 2021); provide additional transition reliefs; simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after 1 January 2023.

g.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (e) - (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2021.

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b.	The consolidated entities are as follows:

As of June 30, 2022, December 31, 2021 and June 30, 2021

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2022	December 31, 2021	June 30, 2021
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.14	80.37	80.94
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
14

FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	69.95	69.95	67.76
15

(4)	Other Significant Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2021.

a.	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment comprises the acquisition cost, the costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of costs for dismantling, removing the item and restoring the site on which it is located. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in expenses as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives. A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the changes from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the estimated useful lives of the assets are as follows:

Buildings	7 - 56 years
Machinery and equipment	6 - 7 years
Transportation equipment	6 - 7 years
Furniture and fixtures	3 - 7 years
Leasehold improvement	The shorter of lease terms or useful lives
16

b.	Decommissioning liabilities

The amount of the decommissioning liability, arising from dismantling, removing the items of property, plant and equipment and restoring the site on which they are located, are provided at the present value of expected costs to settle the obligation using estimated cash flows, while the decommissioning costs are recognized as part of the cost of the particular items. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the decommissioning liability. The periodic unwinding of the discount shall be recognized in profit or loss as a finance cost as it occurs. The estimated future costs of decommissioning are reviewed at the end of each reporting period and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the items of property, plant and equipment.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2022 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2021. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2021.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Cash on hand and petty cash	$5,745	$5,684	$5,993
Checking and savings accounts	48,017,282	33,738,883	30,494,446
Time deposits	124,668,929	88,876,572	83,661,342
Repurchase agreements collateralized by government bonds and corporate notes	11,031,317	10,000,992	9,838,701
Total	$183,723,273	$132,622,131	$124,000,482
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(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$11,990,723	$13,289,438	$11,258,924
Preferred stocks	2,795,271	2,602,622	2,780,803
Funds	5,306,476	3,862,932	3,895,641
Convertible bonds	321,703	691,303	537,168
Forward contracts	76	-	910
Total	$20,414,249	$20,446,295	$18,473,446

Current	$704,464	$945,021	$1,021,168
Non-current	19,709,785	19,501,274	17,452,278
Total	$20,414,249	$20,446,295	$18,473,446

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., exchanged shares with CHIPBOND TECHNOLOGY CORPORATION (CHIPBOND) on November 5, 2021, and obtained 14 million common shares newly issued by CHIPBOND. Please refer to Note 6(19) for further information.

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Equity instruments
Common stocks	$14,963,163	$19,683,806	$14,165,661
Preferred stocks	177,137	151,859	152,866
Total	$15,140,300	$19,835,665	$14,318,527

Current	$3,236,538	$8,482,334	$-
Non-current	11,903,762	11,353,331	14,318,527
Total	$15,140,300	$19,835,665	$14,318,527
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a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income. UMC exchanged shares with CHIPBOND on November 5, 2021, and obtained 53 million common shares newly issued by CHIPBOND for the strategic cooperation between the Company and CHIPBOND. Please refer to Note 6(19) for further information.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were both nil for the six-month periods ended June 30, 2022 and 2021.

c.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial assets measured at amortized cost

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Financial assets measured at amortized cost
Time deposits with original maturities of over three months	$2,813,095	$28,843,470	$24,960,277
Bonds	20,000	20,000	-
Total	$2,833,095	$28,863,470	$24,960,277

Current	$2,824,309	$28,854,684	$24,951,491
Non-current	8,786	8,786	8,786
Total	$2,833,095	$28,863,470	$24,960,277

(5)	Accounts Receivable, Net

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Accounts receivable	$42,329,501	$34,818,600	$29,986,486
Less: loss allowance	(202,046)	(194,491)	(191,099)
Net	$42,127,455	$34,624,109	$29,795,387

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Aging analysis of accounts receivable:

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Neither past due	$38,234,341	$30,758,397	$26,948,089
Past due:
≤ 30 days	3,378,097	3,294,617	2,270,947
31 to 60 days	92,512	138,854	158,246
61 to 90 days	2,699	8,026	11,273
91 to 120 days	11,182	43,413	7,190
≥ 121 days	610,670	575,293	590,741
Subtotal	4,095,160	4,060,203	3,038,397
Total	$42,329,501	$34,818,600	$29,986,486

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2022	2021
Beginning balance	$194,491	$206,084
Net recognize (reversal) for the period	7,555	(14,985)
Ending balance	$202,046	$191,099

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the six-month periods ended June 30, 2022 and 2021, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

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(6)	Inventories, Net

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Raw materials	$4,051,438	$3,371,520	$4,367,220
Supplies and spare parts	6,492,865	5,106,770	4,672,412
Work in process	15,925,781	14,043,143	12,901,840
Finished goods	870,643	489,750	497,500
Total	$27,340,727	$23,011,183	$22,438,972

a.	For the three-month periods ended June 30, 2022 and 2021, the Company recognized NT$36,949 million and NT$33,662 million, respectively, in operating cost, of which NT$66 and NT$252 million were related to reversal of write-down of inventories. For the six-month periods ended June 30, 2022 and 2021, the Company recognized NT$71,320 million and NT$67,294 million, respectively, in operating cost, of which NT$395 and NT$135 million were related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.

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(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2022		December 31, 2021		June 30, 2021
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,824,503	13.78	$1,779,618	13.78	$1,661,423	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	12,174,590	13.30	10,418,777	13.30	9,565,280	13.30
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	524,272	42.00	976,559	42.00	850,393	42.00
TRIKNIGHT CAPITAL CORPORATION	2,962,394	40.00	4,122,087	40.00	2,905,912	40.00
HSUN CHIEH CAPITAL CORP.	227,777	40.00	229,598	40.00	242,894	40.00
PURIUMFIL INC.	12,378	40.00	7,253	44.45	6,188	44.45
HSUN CHIEH INVESTMENT CO., LTD.	9,308,442	36.49	14,092,662	36.49	11,370,011	36.49
YANN YUAN INVESTMENT CO., LTD.	7,544,303	26.78	9,741,234	28.22	7,956,533	28.22
UNITED LED CORPORATION HONG KONG LIMITED	102,098	25.14	98,954	25.14	96,397	25.14
VSENSE CO., LTD. (Note C)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	69,840	10.38	225,342	10.38	128,285	10.38
Total	$34,750,597		$41,692,084		$34,783,316

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

22

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors.

Note C: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$13,999 million, NT$ 12,198 million and NT$11,227 million, as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively. The fair value of these investments were NT$37,627 million, NT$53,491 million and NT$27,907 million as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$(2,208) million, NT$880 million, NT$(4,166) million and NT$2,591 million for the three-month and six-month periods ended June 30, 2022 and 2021, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(82) million, NT$678 million, NT$14 million and NT$1,530 million for the three-month and six-month periods ended June 30, 2022 and 2021, respectively. The balances of investments accounted for under the equity method were NT$24,970 million, NT$39,806 million and NT$32,648 million as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively.

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

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b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2022 and 2021 were NT$31 million, NT$(24) million, NT$69 million and NT$(22) million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended June 30,
	2022	2021
Income (loss) from continuing operations	$(2,026,536)	$881,483
Other comprehensive income (loss)	(1,971,579)	712,155
Total comprehensive income (loss)	$(3,998,115)	$1,593,638

	For the six-month periods ended June 30,
	2022	2021
Income (loss) from continuing operations	$(3,884,968)	$2,648,052
Other comprehensive income (loss)	(2,609,983)	1,580,864
Total comprehensive income (loss)	$(6,494,951)	$4,228,916

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 190 million shares, 160 million shares and 201 million shares of UMC’s stock as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively.
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(8)	Property, Plant and Equipment

a.	For the six-month period ended June 30, 2022:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$1,491,343	$36,827,480	$897,806,699	$55,959	$7,305,174	$61,282	$22,856,033	$966,403,970
Additions	-	203,396	-	-	-	-	22,763,691	22,967,087
Disposals	-	-	(2,624,247)	-	(6,090)	-	(14,889)	(2,645,226)
Transfers and reclassifications	-	184,036	29,165,694	93	275,894	-	(28,342,375)	1,283,342
Exchange effect	(58,892)	98,170	11,118,693	533	39,573	1,836	26,490	11,226,403
As of June 30, 2022	$1,432,451	$37,313,082	$935,466,839	$56,585	$7,614,551	$63,118	$17,288,950	$999,235,576

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2022	$-	$21,184,969	$810,904,881	$47,108	$6,222,383	$55,125	$-	$838,414,466
Depreciation	-	748,475	19,625,237	2,045	234,371	970	-	20,611,098
Disposals	-	-	(2,611,844)	-	(6,090)	-	-	(2,617,934)
Transfers and reclassifications	-	161	-	-	-	-	-	161
Exchange effect	-	93,005	10,324,572	392	35,720	2,030	-	10,455,719
As of June 30, 2022	$-	$22,026,610	$838,242,846	$49,545	$6,486,384	$58,125	$-	$866,863,510
Net carrying amount:
As of June 30, 2022	$1,432,451	$15,286,472	$97,223,993	$7,040	$1,128,167	$4,993	$17,288,950	$132,372,066
25

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Furniture and fixtures	Total
As of January 1, 2022	$549,010	$2,422,389	$1,312,703	$4,284,102
Disposals	-	-	(660)	(660)
Transfers and reclassifications	-	(1,227)	107	(1,120)
Exchange effect	(8,985)	16,249	6,433	13,697
As of June 30, 2022	$540,025	$2,437,411	$1,318,583	$4,296,019

Accumulated Depreciation and Impairment:

	Land	Buildings	Furniture and fixtures	Total
As of January 1, 2022	$-	$1,095,113	$1,236,790	$2,331,903
Depreciation	-	47,180	32,793	79,973
Disposals	-	-	(660)	(660)
Transfers and reclassifications	-	(161)	-	(161)
Exchange effect	-	9,120	5,387	14,507
As of June 30, 2022	$-	$1,151,252	$1,274,310	$2,425,562
Net carrying amount:
As of June 30, 2022	$540,025	$1,286,159	$44,273	$1,870,457

b.	For the six-month period ended June 30, 2021:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	-	-	-	-	-	-	13,836,489	13,836,489
Disposals	-	(112)	(1,350,898)	(791)	(2,534)	-	(3,380)	(1,357,715)
Transfers and reclassifications	(98,596)	33,310	19,131,822	2,180	143,968	-	(18,186,201)	1,026,483
Exchange effect	(70,039)	(447,268)	(5,375,576)	(335)	(31,008)	(1,931)	(176,961)	(6,103,118)
As of June 30, 2021	$1,521,978	$36,843,440	$883,974,673	$55,952	$7,019,204	$61,843	$11,999,243	$941,476,333
26

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$-	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$-	$803,346,667
Depreciation	-	747,866	20,663,551	2,692	261,379	3,864	-	21,679,352
Disposals	-	(112)	(1,344,102)	(791)	(2,528)	-	-	(1,347,533)
Transfers and reclassifications	-	1,682	32,173	-	-	-	-	33,855
Exchange effect	-	(100,283)	(4,063,287)	(183)	(18,711)	(1,434)	-	(4,183,898)
As of June 30, 2021	$-	$20,500,441	$792,975,680	$44,450	$5,955,479	$52,393	$-	$819,528,443
Net carrying amount:
As of June 30, 2021	$1,521,978	$16,342,999	$90,998,993	$11,502	$1,063,725	$9,450	$11,999,243	$121,947,890

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	98,596	(20,163)	(32,173)	-	46,260
Exchange effect	(4,534)	(9,606)	-	(3,990)	(18,130)
As of June 30, 2021	$553,684	$2,421,542	$93,240	$1,311,643	$4,380,109

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$-	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	-	47,093	-	34,588	81,681
Transfers and reclassifications	-	(1,682)	(32,173)	-	(33,855)
Exchange effect	-	(4,207)	-	(3,025)	(7,232)
As of June 30, 2021	$-	$1,048,749	$93,240	$1,203,448	$2,345,437
Net carrying amount:
As of June 30, 2021	$553,684	$1,372,793	$-	$108,195	$2,034,672
27

c.	Details of interest expense capitalized were as follows:

	For the six-month periods ended June 30,
	2022	2021
Interest expense capitalized	$329	$-
Interest rates applied	1.49% - 1.61%	-

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Land (including land use right)	$5,813,696	$4,877,702	$5,023,688
Buildings	234,311	284,011	299,366
Machinery and equipment	1,830,937	1,940,084	2,061,684
Transportation equipment	16,226	18,704	20,167
Other equipment	4,642	6,344	8,425
Net	$7,899,812	$7,126,845	$7,413,330

	For the three-month periods ended June 30,
	2022	2021
Depreciation
Land (including land use right)	$89,651	$81,258
Buildings	30,810	30,520
Machinery and equipment	51,774	52,745
Transportation equipment	2,967	2,424
Other equipment	1,213	1,123
Total	$176,415	$168,070
28

	For the six-month periods ended June 30,
	2022	2021
Depreciation
Land (including land use right)	$171,643	$163,101
Buildings	61,061	60,943
Machinery and equipment	103,779	106,323
Transportation equipment	5,731	4,282
Other equipment	2,402	2,256
Total	$344,616	$336,905

i.	For the six-month periods ended June 30, 2022 and 2021, the Company’s addition to right-of-use assets amounted to NT$1,047 million and NT$155 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Current	$506,580	$557,873	$553,599
Non-current	5,345,546	4,510,881	4,770,712
Total	$5,852,126	$5,068,754	$5,324,311

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

29

(10)	Intangible Assets

For the six-month period ended June 30, 2022:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$15,012	$4,845,037	$4,491,164	$3,348,071	$12,699,284
Additions	-	1,567,945	-	195,597	1,763,542
Write-off	-	(1,379,159)	-	(622,163)	(2,001,322)
Reclassifications	-	56	-	-	56
Exchange effect	-	(103,456)	290,715	(14,570)	172,689
As of June 30, 2022	$15,012	$4,930,423	$4,781,879	$2,906,935	$12,634,249

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2022	$7,398	$2,913,824	$3,324,667	$2,808,462	$9,054,351
Amortization	-	836,155	270,067	284,223	1,390,445
Write-off	-	(1,379,159)	-	(622,163)	(2,001,322)
Exchange effect	-	(65,328)	151,613	(12,354)	73,931
As of June 30, 2022	$7,398	$2,305,492	$3,746,347	$2,458,168	$8,517,405
Net carrying amount:
As of June 30, 2022	$7,614	$2,624,931	$1,035,532	$448,767	$4,116,844

For the six-month period ended June 30, 2021:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	-	1,113,647	56,360	152,581	1,322,588
Write-off	-	(263,728)	-	(348,031)	(611,759)
Reclassifications	-	803	-	-	803
Exchange effect	-	(118,025)	(187,784)	(14,339)	(320,148)
As of June 30, 2021	$15,012	$4,997,255	$4,399,041	$3,287,463	$12,698,771
30

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	-	764,789	269,269	358,721	1,392,779
Write-off	-	(263,728)	-	(348,031)	(611,759)
Exchange effect	-	(66,715)	(93,085)	(10,078)	(169,878)
As of June 30, 2021	$7,398	$2,469,374	$3,028,221	$2,535,523	$8,040,516
Net carrying amount:
As of June 30, 2021	$7,614	$2,527,881	$1,370,820	$751,940	$4,658,255

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended June 30,
	2022	2021
Operating costs	$348,333	$202,926
Operating expenses	$340,359	$499,558

	For the six-month periods ended June 30,
	2022	2021
Operating costs	$701,076	$412,452
Operating expenses	$689,369	$980,327

(11)	Short-Term Loans

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Unsecured bank loans	$624,208	$1,924,124	$5,348,125
Secured bank loans	-	-	38,176
Total	$624,208	$1,924,124	$5,386,301

	For the six-month periods ended June 30,
	2022	2021
Interest rates applied	0.33% - 3.60%	0.15% - 3.60%

Please refer to Note 8 for refundable deposits pledged as collateral for short-term loans.

31

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Embedded derivatives in exchangeable bonds	$422,588	$2,380,599	$-
Forward contracts	242	-	2,067
Total	$422,830	$2,380,599	$2,067

(13)	Bonds Payable

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Unsecured domestic bonds payable	$25,100,000	$31,300,000	$26,300,000
Unsecured exchangeable bonds payable	7,366,409	10,817,047	-
Less: Discounts on bonds payable	(970,693)	(1,580,389)	(18,787)
Total	31,495,716	40,536,658	26,281,213
Less: Current or exchangeable portion due within one year	(8,415,476)	(17,458,959)	(6,199,261)
Net	$23,080,240	$23,077,699	$20,081,952

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest was paid annually and the principal was fully repaid in June 2021.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest was paid annually and the principal was fully repaid in March 2022.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
32

Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (“NOVATEK”) on the Taiwan Stock Exchange (the “TWSE”), converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.
33

(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares. If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$709.2 per NOVATEK common share on June 30, 2022.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
(ii)	The bondholders shall have exercised the exchange right before maturity; or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.
34

For the six-month period ended June 30, 2022, the Company has repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling US$127.6 million with derecognition of the related derivative financial liabilities. The difference between the repurchased amount and the carrying amount was recognized in non-operating other gains and losses.

(14)	Long-Term Loans

a.	Details of long-term loans as of June 30, 2022, December 31, 2021 and June 30, 2021 were as follows:

	As of
Lenders	June 30, 2022	December 31, 2021	June 30, 2021	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$547	Repayable quarterly from July 3, 2017 to July 5, 2021 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	12,165	14,598	17,031	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	18,000	-	-	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	41,621	47,568	53,514	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	8,750	13,125	17,500	Repayable monthly from May 31, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	38,000	44,000	50,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	19,655	22,759	25,862	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	96,792	101,000	32,000	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
35

Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	$9,957,734	$18,158,940	$19,956,463	Repayable semi-annually from October 20, 2016 to October 20, 2024 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Syndicated Loans from China Development Bank and 6 others (2)	12,499,200	12,236,000	12,138,000	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank	47,000	47,000	-	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from KGI Bank	21,000	21,000	-	Repayable semi-annually from December 27, 2021 to December 27, 2026 with monthly interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from Shanghai Commercial Bank	22,200	-	-	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Unsecured Long-Term Loan from ICBC Bank	-	-	1,610,508	Repayable semi-annually from September 20, 2019 to September 9, 2021 with quarterly interest payments. Interest-only payment for the first semi-annually year.
Unsecured Long-Term Loan from Xiamen Bank	-	436,126	433,066	Repayable semi-annually from November 24, 2020 to May 24, 2022 of RMB 0.1 million with monthly interest payments and the remaining principal will be repaid once at maturity. Interest-only payment for the first semi-annually year.
Unsecured Long-Term Loan from Bank of China	1,747,794	982,791	114,461	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	416,667	500,000	500,000	Repayable quarterly from March 10, 2022 to December 10, 2024 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	450,000	450,000	-	Repayable quarterly from March 24, 2023 to March 24, 2025 with monthly interest payments.
36

Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	$-	$500,000	$500,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	-	200,000	500,000	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	-	550,000	800,000	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (1) (Note E)	-	-	600,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (2) (Note E)	-	500,000	-	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note F and G)	300,000	300,000	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note F and G)	300,000	300,000	300,000	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note F and G)	200,000	200,000	200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note H)	600,000	1,000,000	800,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Subtotal	26,796,578	36,624,907	38,948,952
Less: Current portion	(4,177,483)	(19,873,011)	(8,064,118)
Total	$22,619,095	$16,751,896	$30,884,834

	For the six-month periods ended June 30,
	2022	2021
Interest rates applied	0.86% - 4.66%	0.85% - 4.66%
37

Note A: USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities as of December 31, 2021. The bank exemption of 2021 have been obtained as of February 7, 2022.

Note B: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of December 31, 2021 and June 30, 2021, the unused line of credit were nil and NT$0.5 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of June 30, 2022, December 31, 2021 and June 30, 2021, the unused line of credit were NT$1 billion, NT$0.8 billion and NT$1 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of June 30, 2022, December 31, 2021 and June 30, 2021, the unused line of credit were NT$0.7 billion, NT$0.8 billion and NT$1.2 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from May 10, 2021. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of June 30, 2022, December 31, 2021 and June 30, 2021, the unused line of credit were NT$3 billion, NT$2.5 billion and NT$1.4 billion, respectively.

Note F: First Commercial Bank approved the 1-year credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of December 31, 2021 and June 30, 2021, the unused line of credit were NT$1.2 billion and NT$1.2 billion, respectively.

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Note G: First Commercial Bank approved the 1-year credit loan on April 14, 2022, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 13, 2023. As of June 30, 2022, the unused line of credit was NT$1.2 billion.

Note H: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of June 30, 2022, December 31, 2021 and June 30, 2021, the unused line of credit were NT$3.4 billion, NT$3 billion and NT$3.2 billion, respectively.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$469 million, NT$ 401 million, NT$925 million and NT$802 million were contributed by the Company for the three-month and six-month periods ended June 30, 2022 and 2021, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and six-month periods ended June 30, 2022 and 2021, total pension expenses of NT$8 million, NT$6 million, NT$17 million and NT$12 million, respectively, were recognized by the Company.

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(16)	Deferred Government Grants

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Beginning balance	$8,543,798	$10,207,109	$10,207,109
Arising during the period	686	2,498,990	2,428,009
Recorded in profit or loss:
Other operating income	(2,117,938)	(4,069,055)	(1,998,423)
Exchange effect	172,264	(93,246)	(164,599)
Ending balance	$6,598,810	$8,543,798	$10,472,096

Current (classified under other current liabilities)	$3,785,253	$4,096,742	$4,135,177
Non-current (classified under other noncurrent liabilities-others)	2,813,557	4,447,056	6,336,919
Total	$6,598,810	$8,543,798	$10,472,096

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Refund liabilities	$720,567	$724,207	$848,989

(18)	Decommissioning liabilities (classified under other noncurrent liabilities-others)

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Decommissioning liabilities	$229,000	$-	$-

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost during the six-month period ended June 30, 2022.

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(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of June 30, 2022, December 31, 2021 and June 30, 2021, of which 12,482 million shares, 12,483 million shares, and 12,423 million shares were issued as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively, each at a par value of NT$10.

ii.	UMC had 120 million, 149 million and 145 million ADSs, which were traded on the NYSE as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively. The total number of common shares of UMC represented by all issued ADSs were 598 million shares, 746 million shares and 723 million shares as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively. One ADS represents five common shares.

iii.	On June 9, 2021, UMC issued restricted stocks for its employees in a total of 1 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	In April 2021, November 2021 and March 2022, UMC has recalled and cancelled 0.4 million shares, 1 million shares and 1 million shares, respectively of restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

v.	On September 3, 2021, the Board of Directors’ meeting approved the share exchange transaction with CHIPBOND. UMC issued 61 million common shares with a par value of NT$10 and obtained 53 million common shares newly issued by CHIPBOND. The aforementioned issuance of new shares was approved by the competent authority and the change in share registration was completed. The share exchanged date was November 5, 2021. Please refer to Note 6(3) for further information.

b.	Treasury stock:

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of June 30, 2021, FORTUNE VENTURE CAPITAL CORP. held 16 million shares of UMC’s stock and the closing price on and June 30, 2021, was NT$53.10. On September 3, 2021, the share exchange transaction with CHIPBOND was approved by FORTUNE’s Board of Directors’ meeting. The 16 million shares of UMC held by FORTUNE were exchanged for 14 million common shares newly issued by CHIPBOND.

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c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2021 and 2020 was approved by the shareholders’ meeting held on May 27, 2022 and July 7, 2021, respectively. The details of distribution were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2021	2020	2021	2020
Legal reserve	$5,832,570	$3,197,890
Special reserve	(3,250,434)	(2,857,666)
Cash dividends	-	19,875,842	$-	$1.60
42

In addition, the shareholders’ meeting held on May 27, 2022 approved to distribute cash from additional paid-in capital of NT$37,446 million, at NT$3 per share.

The aforementioned 2021 and 2020 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 24, 2022 and February 24, 2021, respectively.

The cash dividend per share for 2020 was adjusted to NT$1.59988820 per share. The adjustment was due to the net increase of outstanding common shares from cancellation and issuance of the restricted stocks.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the six-month periods ended June 30,
	2022	2021
Balance as of January 1	$223,181	$113,356
Impact of retroactive applications	(66,089)	-
Adjusted balance as of January 1	157,092	113,356
Attributable to non-controlling interests:
Net income (loss)	421,716	(615,491)
Other comprehensive income (loss)	47	(17)
Changes in subsidiaries’ ownership	(1,366)	(6,074)
Non-controlling interests	5,356	10,442
Others	(217,599)	603,984
Ending balance	$365,246	$106,200

(20)	Share-Based Payment

a.	Treasury stock plan for employees

In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2021. For the three-month and six-month periods ended June 30, 2021, the compensation cost of NT$74 million and NT$147 million, respectively, were recognized in expenses by the Company.

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b.	Restricted stock plan for employees

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. The Company will issue restricted stocks in one tranche or in installments after the application to the competent authority is declared effective. As of July 27, 2022, the Company has not yet applied to the competent authority for issuance.

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and six-month periods ended June 30, 2022 and 2021, the compensation costs of NT$381 million, NT$377 million, NT$759 million and NT$749 million, respectively, were recognized in expenses by the Company.

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c.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of June 30, 2022, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$39.15	$39.15
Expected volatility	38.14% - 46.26%	41.09% - 45.08%
Expected life	0.94 - 2.94 years	0.17 - 2.17 years
Expected dividend yield	5.50%	5.50%
Risk-free interest rate	0.67% - 0.93%	0.54% - 0.86%

For the three-month and six-month periods ended June 30, 2022 and 2021, the compensation costs of NT$68 million, NT$85 million, NT$123 million and NT$147 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$487 million, NT$352 million and NT$226 million as of June 30, 2022, December 31, 2021 and June 30, 2021, respectively. The intrinsic value for the liabilities of vested rights was nil.

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(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended June 30,
	2022	2021
Wafer	$69,631,670	$48,718,541
Others	2,423,470	2,189,200
Total	$72,055,140	$50,907,741

	For the six-month periods ended June 30,
	2022	2021
Wafer	$130,587,798	$94,238,813
Others	4,890,162	3,765,940
Total	$135,477,960	$98,004,753

ii.	By geography

	For the three-month periods ended June 30,
	2022	2021
Taiwan	$26,334,803	$18,602,462
Singapore	9,526,555	6,949,355
China (includes Hong Kong)	12,067,874	7,529,021
Japan	4,185,981	3,468,493
USA	8,089,045	5,864,947
Europe	2,225,199	1,442,195
Others	9,625,683	7,051,268
Total	$72,055,140	$50,907,741
46

	For the six-month periods ended June 30,
	2022	2021
Taiwan	$51,224,497	$36,487,081
Singapore	17,825,807	13,813,534
China (includes Hong Kong)	21,690,481	13,907,024
Japan	7,908,819	6,415,504
USA	15,427,036	11,497,168
Europe	4,110,077	2,737,674
Others	17,291,243	13,146,768
Total	$135,477,960	$98,004,753

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended June 30,
	2022	2021
At a point in time	$71,368,872	$50,451,503
Over time	686,268	456,238
Total	$72,055,140	$50,907,741

	For the six-month periods ended June 30,
	2022	2021
At a point in time	$134,180,635	$97,112,100
Over time	1,297,325	892,653
Total	$135,477,960	$98,004,753

b.	Contract balances

i.	Contract assets, current

	As of
	June 30, 2022	December 31, 2021	June 30, 2021	December 31, 2020
Sales of goods and services	$775,545	$677,326	$618,130	$625,222
Less: Loss allowance	(382,208)	(357,705)	(359,547)	(367,381)
Net	$393,337	$319,621	$258,583	$257,841
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The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of
	June 30, 2022	December 31, 2021	June 30, 2021	December 31, 2020
Sales of goods and services	$5,140,877	$4,083,140	$3,330,470	$2,497,469

Current	$4,592,148	$3,441,754	$2,883,910	$2,040,989
Non-current	548,729	641,386	446,560	456,480
Total	$5,140,877	$4,083,140	$3,330,470	$2,497,469

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$2,672 million and NT$881 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the six-month periods ended June 30, 2022 and 2021.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$203 million and NT$199 million as of June 30, 2022 and 2021, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of June 30, 2022, December 31, 2021 and June 30, 2021, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$882 million, NT$612 million and NT$815 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

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(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2022			2021
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$7,610,558	$3,683,938	$11,294,496	$5,671,395	$2,835,844	$8,507,239
Labor and health insurance	317,314	96,565	413,879	281,886	110,090	391,976
Pension	372,768	104,970	477,738	308,101	98,700	406,801
Other employee benefit expenses	90,213	39,006	129,219	69,353	26,080	95,433
Depreciation	9,861,820	449,214	10,311,034	10,421,055	473,857	10,894,912
Amortization	385,513	342,773	728,286	208,890	499,695	708,585

	For the six-month periods ended June 30,
	2022			2021
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$14,640,808	$6,924,073	$21,564,881	$11,024,317	$5,494,196	$16,518,513
Labor and health insurance	652,289	217,402	869,691	574,176	235,779	809,955
Pension	732,467	209,341	941,808	614,330	198,782	813,112
Other employee benefit expenses	166,133	73,647	239,780	130,964	53,445	184,409
Depreciation	20,002,098	898,379	20,900,477	21,015,740	947,103	21,962,843
Amortization	767,122	694,198	1,461,320	425,168	981,046	1,406,214
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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss during the periods when earned for the six-month periods ended June 30, 2022 and 2021. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2021 and 2020 were reported to the shareholders’ meeting on May 27, 2022 and July 7, 2021, respectively. The details of distribution were as follows:

	2021	2020
Employees’ compensation – Cash	$4,770,909	$2,581,675
Directors’ compensation	25,264	32,369

The aforementioned 2021 and 2020 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 24, 2022 and February 24, 2021.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(23)	Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2022	2021
Government grants	$1,170,576	$1,645,305
Rental income from property, plant and equipment	46,703	48,183
Gain on disposal of property, plant and equipment	274,172	5,352
Others	(93,096)	(92,604)
Total	$1,398,355	$1,606,236

	For the six-month periods ended June 30,
	2022	2021
Government grants	$2,498,297	$2,718,320
Rental income from property, plant and equipment	92,092	97,390
Gain on disposal of property, plant and equipment	335,590	24,548
Others	(184,286)	(174,374)
Total	$2,741,693	$2,665,884

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended June 30,
	2022	2021
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(1,839,944)	$822,210
Loss on disposal of investments	-	(789)
Others	(78,142)	15,075
Total	$(1,918,086)	$836,496

	For the six-month periods ended June 30,
	2022	2021
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$577,886	$2,581,357
Loss on disposal of investments	-	(10,977)
Others	68,198	43,113
Total	$646,084	$2,613,493
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b.	Finance costs

	For the three-month periods ended June 30,
	2022	2021
Interest expenses
Bonds payable	$118,381	$73,741
Bank loans	263,271	352,468
Lease liabilities	42,075	36,765
Others	24,564	27
Financial expenses	30,789	15,988
Total	$479,080	$478,989

	For the six-month periods ended June 30,
	2022	2021
Interest expenses
Bonds payable	$274,444	$137,202
Bank loans	564,562	639,762
Lease liabilities	76,446	74,518
Others	24,605	86
Financial expenses	42,913	33,670
Total	$982,970	$885,238

(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(3,028,920)	$-	$(3,028,920)	$(106,175)	$(3,135,095)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(1,920,356)	-	(1,920,356)	-	(1,920,356)
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Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$1,359,271	$-	$1,359,271	$(26,487)	$1,332,784
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(20,376)	-	(20,376)	(6,170)	(26,546)
Total other comprehensive income (loss)	$(3,610,381)	$-	$(3,610,381)	$(138,832)	$(3,749,213)

	For the three-month period ended June 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(384,002)	$-	$(384,002)	$(27,393)	$(411,395)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	723,178	-	723,178	-	723,178
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,232,217)	-	(2,232,217)	16,009	(2,216,208)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(34,867)	(381)	(35,248)	4,769	(30,479)
Total other comprehensive income (loss)	$(1,927,908)	$(381)	$(1,928,289)	$(6,615)	$(1,934,904)
53

	For the six-month period ended June 30, 2022
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(4,695,365)	$-	$(4,695,365)	$(161,295)	$(4,856,660)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(2,653,516)	-	(2,653,516)	-	(2,653,516)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,132,703	-	5,132,703	(48,715)	5,083,988
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	112,691	-	112,691	(13,832)	98,859
Total other comprehensive income (loss)	$(2,103,487)	$-	$(2,103,487)	$(223,842)	$(2,327,329)

	For the six-month period ended June 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,792,383	$-	$3,792,383	$(60,695)	$3,731,688
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,598,917	-	1,598,917	-	1,598,917
54

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(3,690,738)	$2,283	$(3,688,455)	$15,282	$(3,673,173)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(40,443)	(381)	(40,824)	4,478	(36,346)
Total other comprehensive income (loss)	$1,660,119	$1,902	$1,662,021	$(40,935)	$1,621,086

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2022 and 2021 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2022	2021
Current income tax expense (benefit):
Current income tax charge	$4,750,289	$924,979
Adjustments in respect of current income tax of prior periods	(582,860)	116,047
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(89,865)	171,001
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(1,647)	387,172
Adjustment of prior year’s deferred income tax	10,677	(269,443)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	476	(1,986)
Income tax expense recorded in profit or loss	$4,087,070	$1,327,770
55

	For the six-month periods ended June 30,
	2022	2021
Current income tax expense (benefit):
Current income tax charge	$7,911,053	$1,560,856
Adjustments in respect of current income tax of prior periods	(585,860)	85,992
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	289,942	311,997
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	61,885	789,357
Adjustment of prior year’s deferred income tax	8,216	(308,460)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(15,915)	(17,801)
Income tax expense recorded in profit or loss	$7,669,321	$2,421,941

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2022	2021
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(106,175)	$(27,393)

	For the six-month periods ended June 30,
	2022	2021
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(161,295)	$(60,695)
56

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2022	2021
Exchange differences on translation of foreign operations	$(26,487)	$16,009
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(6,170)	4,769
Income tax related to items that may be reclassified subsequently to profit or loss	$(32,657)	$20,778

	For the six-month periods ended June 30,
	2022	2021
Exchange differences on translation of foreign operations	$(48,715)	$15,282
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(13,832)	4,478
Income tax related to items that may be reclassified subsequently to profit or loss	$(62,547)	$19,760

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2022, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2019, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(3) of the Company’s consolidated financial statements for the year ended December 31, 2021.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.
57

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended June 30,
	2022	2021
Net income attributable to the parent company	$21,326,816	$11,943,075
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,283,479	12,206,293
Earnings per share-basic (NTD)	$1.74	$0.98

	For the six-month periods ended June 30,
	2022	2021
Net income attributable to the parent company	$41,134,351	$22,370,990
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,283,479	12,206,293
Earnings per share-basic (NTD)	$3.35	$1.83

b.	Earnings per share-diluted

	For the three-month periods ended June 30,
	2022	2021
Net income attributable to the parent company	$21,326,816	$11,943,075
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,283,479	12,206,293
Effect of dilution
Restricted stocks for employees	167,445	141,305
Employees’ compensation	102,450	34,995
Weighted-average number of ordinary shares after dilution (thousand shares)	12,553,374	12,382,593
Earnings per share-diluted (NTD)	$1.70	$0.96
58

	For the six-month periods ended June 30,
	2022	2021
Net income attributable to the parent company	$41,134,351	$22,370,990
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,283,479	12,206,293
Effect of dilution
Restricted stocks for employees	169,730	140,592
Employees’ compensation	129,005	48,799
Weighted-average number of ordinary shares after dilution (thousand shares)	12,582,214	12,395,684
Earnings per share-diluted (NTD)	$3.27	$1.80

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2022:

			Non-cash changes
Items	As of January 1, 2022	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2022
Short-term loans	$1,924,124	$(1,348,841)	$48,925	$-	$624,208
Long-term loans (current portion included)	36,624,907	(10,878,633)	1,050,304	-	26,796,578
Bonds payable (current portion included)	40,536,658	(9,732,651)	-	691,709 (Note B)	31,495,716
Guarantee deposits (current portion included)	14,369,769	933,394	773,911	-	16,077,074 (Note D)
Lease liabilities	5,068,754	(359,367)	20,461	1,122,278	5,852,126
Other financial liabilities	20,966,209	-	451,548	97,809	21,515,566
59

For the six-month period ended June 30, 2021:

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)	As of June 30, 2021
Short-term loans	$11,057,132	$(5,508,845)	$(161,986)	$-	$5,386,301
Long-term loans (current portion included)	33,066,106	6,492,270	(609,424)	-	38,948,952
Bonds payable (current portion included)	18,690,384	7,589,085	-	1,744	26,281,213
Guarantee deposits (current portion included)	235,992	7,586,543	(4,003)	-	7,818,532
Lease liabilities	5,576,864	(350,626)	(117,824)	215,897	5,324,311
Other financial liabilities	20,746,624	-	(330,305)	190,412	20,606,731

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.

Note C: Please refer to Note 9(6) for more details on other financial liabilities.

Note D: Guarantee deposits mainly consisted of deposits of capacity reservation.

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
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(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2022	2021
Associates	$1,672,742	$583,654
Others	14,472	10,541
Total	$1,687,214	$594,195

	For the six-month periods ended June 30,
	2022	2021
Associates	$2,995,545	$1,158,843
Others	27,937	18,074
Total	$3,023,482	$1,176,917

Accounts receivable, net

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Associates	$745,518	$555,064	$309,185
Others	11,071	11,274	8,853
Total	$756,589	$566,338	$318,038

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end or net 30 - 60 days.

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Refund liabilities (classified under other current liabilities)

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Associates	$2,874	$1,841	$1,422
Others	39	27	35
Total	$2,913	$1,868	$1,457

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month periods ended June 30, 2022 and 2021: None.

For the six-month period ended June 30, 2022: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the six-month period ended June 30, 2021
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION	$13,929

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2022	2021
Associates	$138,947	$108,401

	Purchase price
	For the six-month periods ended June 30,
	2022	2021
Associates	$145,413	$114,971
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c.	Others

Mask expenditure

	For the three-month periods ended June 30,
	2022	2021
Others	$705,048	$554,522

	For the six-month periods ended June 30,
	2022	2021
Others	$1,296,294	$935,049

Other payables of mask expenditure

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Others	$850,589	$560,042	$631,434

d.	Key management personnel compensation

	For the three-month periods ended June 30,
	2022	2021
Short-term employee benefits	$184,959	$111,880
Post-employment benefits	669	501
Share-based payment	233,084	333,397
Others	164	144
Total	$418,876	$445,922

	For the six-month periods ended June 30,
	2022	2021
Short-term employee benefits	$489,798	$310,804
Post-employment benefits	1,415	998
Share-based payment	455,562	596,444
Others	325	290
Total	$947,100	$908,536
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8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of June 30, 2022, December 31, 2021 and June 30, 2021

	Carrying Amount
	As of
	June 30, 2022	December 31, 2021	June 30, 2021	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$812,248	$811,660	$811,660	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	234,304	234,304	234,286	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	20,619	20,619	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	-	-	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	26,600	26,600	28,135	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,154,490	1,151,200	1,000,000	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	444,900	-	-	CTBC Bank Singapore Branch	Collateral for letter of credit
Refundable Deposits (Bank deposit)	7,163	6,711	-	Shanghai Commercial Bank	Collateral for letter of credit
Refundable Deposits (Bank deposit)	-	-	8,428	Chang Hwa Commercial Bank	Collateral for letter of credit and short-term loans
Buildings	4,991,393	5,014,814	5,100,487	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
64

	Carrying Amount
	As of
	June 30, 2022	December 31, 2021	June 30, 2021	Party to which asset(s) was pledged	Purpose of pledge
Machinery and equipment	$19,604,181	$25,189,533	$30,894,155	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI bank, First Commercial Bank, Shanghai Commercial Banks and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	1,153	1,802	2,455	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	104,950	161,604	218,707	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	283,469	280,697	282,199	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$27,750,420	$32,899,544	$38,601,131

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of June 30, 2022, amounts available under unused letters of credit for importing machinery and equipment were NT$0.5 billion.

(2)	As of June 30 2022, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$1.7 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$3.1 billion. As of June 30, 2022, the portion of royalties and development fees not yet recognized was NT$1.0 billion.
65

(4)	The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2022, these construction contracts amounted to approximately NT$24.7 billion and the portion of the contracts not yet recognized was approximately NT$14.0 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other financial liabilities, current and other noncurrent liabilities-others, respectively for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

On April 27, 2022, the Board of Directors of UMC approved an investment to increase capital of RMB 4.12 billion or equivalent US dollars (approximately US$0.66 billion) in its Cayman Islands subsidiary, UNITED MICROCHIP CORPORATION, for its Samoa subsidiary, GREEN EARTH LIMITED, to purchase the shares of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (hereinafter referred to as USCXM) from XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.; in addition, the Company's subsidiary, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD., plans to purchase shares of USCXM with RMB 0.74 billion or equivalent US dollars (approximately US$0.12 billion) from FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP. As a result, the total investment amount is RMB 4.86 billion. The transaction will be completed in three years consecutively from 2022 at the ratio of 60%, 20% and 20%, respectively.

66

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case, and the motion is currently pending.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

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11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	June 30, 2022	December 31, 2021	June 30, 2021
Financial assets at fair value through profit or loss	$20,414,249	$20,446,295	$18,473,446
Financial assets at fair value through other comprehensive income	15,140,300	19,835,665	14,318,527
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	183,717,528	132,616,447	123,994,489
Receivables	44,005,005	36,047,680	31,350,774
Refundable deposits	2,739,947	2,358,549	2,265,239
Other financial assets	2,833,095	28,863,470	25,030,294
Total	$268,850,124	$240,168,106	$215,432,769

Financial Liabilities
Financial liabilities at fair value through profit or loss	$422,830	$2,380,599	$2,067
Financial liabilities measured at amortized cost
Short-term loans	624,208	1,924,124	5,386,301
Payables	87,146,197	37,657,300	54,456,613
Guarantee deposits (current portion included)	16,077,074	14,369,769	7,818,532
Bonds payable (current portion included)	31,495,716	40,536,658	26,281,213
Long-term loans (current portion included)	26,796,578	36,624,907	38,948,952
Lease liabilities	5,852,126	5,068,754	5,324,311
Other financial liabilities	21,515,566	20,966,209	20,606,731
Total	$189,930,295	$159,528,320	$158,824,720
68

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2022 and 2021 decreases/increases by NT$1,304 million and NT$797 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2022 and 2021 decreases/increases by NT$140 million and increases/decreases by NT$1,144 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2022 and 2021 decreases/increases by NT$536 million and NT$357 million, respectively.

69

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2022 and 2021 to decrease/increase by NT$14 million and NT$22 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, while exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2022 and 2021 by NT$326 million and NT$321 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2022 and 2021 by NT$586 million and NT$624 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

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The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2022, December 31, 2021 and June 30, 2021, accounts receivable from the top ten customers represent 59%, 60% and 60% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2022
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$630,575	$-	$-	$-	$630,575
Payables	87,035,943	-	-	-	87,035,943
Guarantee deposits	116,755	3,870,027	716,621	11,373,671	16,077,074
Bonds payable (Note)	2,302,535	8,805,956	10,625,081	4,164,568	25,898,140
Long-term loans	5,241,760	11,293,820	10,132,267	4,622,059	31,289,906
Lease liabilities	682,675	1,240,875	1,199,153	4,388,536	7,511,239
Other financial liabilities	13,012,249	8,675,141	-	-	21,687,390
Total	$109,022,492	$33,885,819	$22,673,122	$24,548,834	$190,130,267
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$356,536	$-	$-	$-	$356,536
Outflow	(356,778)	-	-	-	(356,778)
Net	$(242)	$-	$-	$-	$(242)
71

	As of December 31, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$1,939,109	$-	$-	$-	$1,939,109
Payables	37,455,640	-	-	-	37,455,640
Guarantee deposits	108,740	3,432,749	-	10,828,280	14,369,769
Bonds payable (Note)	8,612,255	8,869,431	10,656,506	4,178,008	32,316,200
Long-term loans	21,084,795	2,543,611	11,021,076	5,976,645	40,626,127
Lease liabilities	688,613	1,198,528	1,050,786	2,841,010	5,778,937
Other financial liabilities	12,738,246	8,492,466	-	-	21,230,712
Total	$82,627,398	$24,536,785	$22,728,368	$23,823,943	$153,716,494

	As of June 30, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$5,436,681	$-	$-	$-	$5,436,681
Payables	54,336,051	-	-	-	54,336,051
Guarantee deposits	70,485	118,081	669,840	6,960,126	7,818,532
Bonds payable	6,539,314	7,464,895	9,020,263	4,191,448	27,215,920
Long-term loans	9,386,645	14,982,610	12,564,762	7,836,855	44,770,872
Lease liabilities	691,663	1,227,797	1,076,949	3,108,416	6,104,825
Other financial liabilities	-	16,848,357	4,212,315	-	21,060,672
Total	$76,460,839	$40,641,740	$27,544,129	$22,096,845	$166,743,553
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$388,462	$-	$-	$-	$388,462
Outflow	(390,529)	-	-	-	(390,529)
Net	$(2,067)	$-	$-	$-	$(2,067)
72

Note： UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$3,237 million and NT$8,482 million as of June 30, 2022 and December 31, 2021, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2022

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 16 million	June 15, 2022 - July 19, 2022

As of December 31, 2021

None.

As of June 30, 2021

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 26 million	June 02, 2021 - July 15, 2021

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

73

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$669,092	$76	$35,296	$704,464
Financial assets at fair value through profit or loss, noncurrent	7,632,419	449,756	11,627,610	19,709,785
Financial assets at fair value through other comprehensive income, current	3,236,538	-	-	3,236,538
Financial assets at fair value through other comprehensive income, noncurrent	8,482,839	-	3,420,923	11,903,762
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	242	422,588	422,830
74

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$761,320	$-	$183,701	$945,021
Financial assets at fair value through profit or loss, noncurrent	9,323,064	497,751	9,680,459	19,501,274
Financial assets at fair value through other comprehensive income, current	8,482,334	-	-	8,482,334
Financial assets at fair value through other comprehensive income, noncurrent	8,849,869	-	2,503,462	11,353,331
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	2,380,599	2,380,599

	As of June 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$797,028	$909	$223,231	$1,021,168
Financial assets at fair value through profit or loss, noncurrent	7,452,628	426,277	9,573,373	17,452,278
Financial assets at fair value through other comprehensive income, noncurrent	12,487,536	-	1,830,991	14,318,527
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,067	-	2,067
75

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month periods ended June 30, 2022 and 2021, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2022	$3,584,326	$2,580,246	$3,464,652	$234,936	$9,864,160	$2,351,603	$151,859	$2,503,462
Recognized in profit (loss)	251,621	(207,997)	898,953	1,382	943,959	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	892,183	25,278	917,461
Acquisition	147,500	310,093	375,057	-	832,650	-	-	-
Disposal	(7,719)	-	-	(149,850)	(157,569)	-	-	-
Transfer out of Level 3	(136,800)	-	-	-	(136,800)	-	-	-
Exchange effect	57,352	94,529	160,442	4,183	316,506	-	-	-
As of June 30, 2022	$3,896,280	$2,776,871	$4,899,104	$90,651	$11,662,906	$3,243,786	$177,137	$3,420,923
76

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2022	$2,380,599
Recognized in profit (loss)	(1,543,408)
Derecognition	(414,603)
As of June 30, 2022	$422,588

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	11,254	(540,574)	1,148,837	319	619,836	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	380,498	(17,279)	363,219
Acquisition	108,221	343,277	132,362	83,430	667,290	-	-	-
Disposal	(3,856)	(286,384)	-	(11,946)	(302,186)	-	-	-
Return of capital	(184)	-	(25,367)	-	(25,551)	-	-	-
Transfer out of Level 3	(121,540)	-	-	-	(121,540)	-	-	-
Exchange effect	(17,579)	(36,269)	(36,727)	(1,497)	(92,072)	-	-	-
As of June 30, 2021	$3,217,794	$2,759,053	$3,533,121	$286,636	$9,796,604	$1,678,125	$152,866	$1,830,991

The total profit of NT$937 million and NT$464 million for the six-month periods ended June 30, 2022 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit of NT$1,199 million and nil for the six-month periods ended June 30, 2022 and 2021, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

77

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of June 30, 2022
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2022 by NT$316 million and NT$234 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2022 by NT$250 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	36.46%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2022 by NT$70 million and NT$59 million, respectively.
78

As of June 30, 2021
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2021 by NT$268 million and NT$221 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2021 by NT$133 million.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of June 30, 2022

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$31,861,062	$24,906,600	$6,954,462	$-	$31,495,716
Long-term loans (current portion included)	26,796,578	-	26,796,578	-	26,796,578
79

As of December 31, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,947,014	$31,442,469	$10,504,545	$-	$40,536,658
Long-term loans (current portion included)	36,624,907	-	36,624,907	-	36,624,907

As of June 30, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$26,486,023	$26,486,023	$-	$-	$26,281,213
Long-term loans (current portion included)	38,948,952	-	38,948,952	-	38,948,952

(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	June 30, 2022			December 31, 2021
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,155,432	29.66	$34,270,110	$979,780	27.62	$27,061,533
RMB:NTD	1,652	4.414	7,291	1,647	4.320	7,115
SGD:USD	174,292	0.7178	3,710,675	61,404	0.7375	1,250,787
USD:RMB	450,302	6.7114	13,339,813	510,165	6.3757	14,051,480
USD:JPY	197,365	136.69	5,832,615	166,107	115.02	4,556,692
Non-Monetary items
USD:NTD	210,112	29.66	6,231,919	190,267	27.62	5,255,170

80

Financial Liabilities
Monetary items
USD:NTD	$713,403	29.76	$21,230,860	$578,045	27.72	$16,023,407
RMB:NTD (Note C)	4,820,318	4.464	21,517,898	4,798,085	4.370	20,967,632
SGD:USD	177,977	0.7214	3,820,958	102,625	0.7413	2,108,815
USD:RMB	403,262	6.7114	12,081,608	645,684	6.3757	17,989,938
USD:JPY	29,815	136.69	897,801	17,916	115.02	499,929

				As of
				June 30, 2021
				Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD				$770,000	27.81	$21,413,695
RMB:NTD				1,642	4.285	7,037
SGD:USD				60,003	0.7425	1,239,004
USD:RMB				246,835	6.4601	6,832,761
USD:JPY				155,876	110.61	4,312,096
Non-Monetary items
USD:NTD				180,447	27.81	5,018,233
Financial Liabilities
Monetary items
USD:NTD				481,466	27.91	13,437,711
RMB:NTD (Note C)				4,753,571	4.335	20,606,731
SGD:USD				98,510	0.7463	2,051,888
USD:RMB				653,448	6.4601	18,299,520
USD:JPY				32,006	110.61	899,926

Note A:	The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.
Note B:	Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.
Note C:	Please refer to Note 9(6) for more details on other financial liabilities.

81

(9)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2022 and 2021 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2022, December 31, 2021 and June 30, 2021 were as follows:

	As of
	June 30, 2022	December 31, 2021	June 30, 2021
Total liabilities	$216,506,564	$183,223,887	$181,485,267
Less: Cash and cash equivalents	(183,723,273)	(132,622,131)	(124,000,482)
Net debt	32,783,291	50,601,756	57,484,785
Total equity	283,247,578	281,202,884	240,192,127
Total capital	$316,030,869	$331,804,640	$297,676,912
Debt to capital ratios	10.37%	15.25%	19.31%
82

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2022: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2022: Please refer to Attachment 3.

c.	Securities held as of June 30, 2022 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2022: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2022: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2022: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2022: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2022: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2022 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.
83

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 8 and 9.

(3)	Information of major shareholders as of June 30, 2022: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

84

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2022

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$30,013,272	Net 60 days	22%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,154,765	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	574,130	Net 30 days	0%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	12,538	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	286,807	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	11,194	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,946,725	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	791,805	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	748,234	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	255,317	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	316,536	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	250,805	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	440,133	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	136,695	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	197,549	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	83,282	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	130,974	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	1,758	-	0%

For the six-month period ended June 30, 2021

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$22,802,598	Net 60 days	23%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,765,109	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	626,693	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	14,323	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	1,494,129	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	556,210	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	777,063	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	261,924	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	221,008	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	74,733	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	183,227	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	68,146	-	0%

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5:	UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

85

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	Other receivables - related parties	Yes	$500,000	$500,000	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$28,288,233	$113,152,933

Note 1:	The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

86

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Receiving party
No. (Note 1)	Endorsor/Guarantor	Company name	Releationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$127,297,049	$17,650,100	$13,468,040 (Note 5)	$11,201,384 (Note 5)	$-	4.76%	$127,297,049

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

		Receiving party								Limit of total guarantee/endorsement amount (Note 6)
No. (Note 1)	Endorsor/Guarantor	Company name	Releationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period	Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$13,006,908	$7,395,364	$4,956,054	$4,383,159	$-	17.15%	$13,006,908

Note 1:	The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.

7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3:	The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.

2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4:	Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2022.
Note 5:	Total endorsement amount is up to USD 149 million and CNY 2.05 billion. As of June 30, 2022, actual amount provided was NT$11.20 billion.
Note 6:	Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2022.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2022.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

87

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	22,208	$227,632	1.34	$227,632	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	154,720	1.10	154,720	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	107,000	0.22	107,000	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	179,740	0.20	179,740	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	124,654	18.00	124,654	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,899,977	9.79	1,899,977	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	171,829	9.38	171,829	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,431,868	7.66	1,431,868	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	400,392	6.29	400,392	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	410,680	4.20	410,680	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	819,308	1.67	819,308	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	271,625	0.78	271,625	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	18,400	-	18,400	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	10,717	3,236,538	1.76	3,236,538	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	129,577	2,487,887	19.02	2,487,887	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,242,296	10.74	2,242,296	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,112,610	8.67	1,112,610	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,152,615	7.20	3,152,615	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,728	1,729,727	0.94	1,729,727	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	177,137	-	177,137	None

88

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets measured at amortized cost, current	20	$20,000	-	N/A	None
Convertible bonds	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, current	-	29,660	-	29,660	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	2,438	19.65	2,438	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	93,446	15.06	93,446	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	22,800	10.23	22,800	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	17,550	10.07	17,550	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	97,541	9.12	97,541	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	14,022	8.18	14,022	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	8,985	7.50	8,985	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	6,701	7.43	6,701	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	74,466	6.93	74,466	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	HYE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	61,200	5.22	61,200	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	349,500	4.98	349,500	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	330	6,719	4.50	6,719	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	13,772	4.01	13,772	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	147,874	3.49	147,874	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	329,928	3.37	329,928	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	48,000	3.21	48,000	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	43,660	3.16	43,660	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	136,018	3.11	136,018	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	25,200	3.01	25,200	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	229,582	2.96	229,582	None

89

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	$36,600	2.87	$36,600	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	431,357	2.56	431,357	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	59,000	2.38	59,000	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	640	36,582	2.15	36,582	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,100	71,295	2.12	71,295	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	177,147	2.07	177,147	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	8,856	2.05	8,856	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,989	829,518	1.89	829,518	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	39,381	1.65	39,381	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	106,150	1.51	106,150	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	165,400	1.50	165,400	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	440	60,500	1.09	60,500	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	8,704	1.01	8,704	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	474	41,143	0.99	41,143	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	850	41,905	0.93	41,905	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	7,156	0.64	7,156	None
Stock	EVERGREEN AVIATION TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	113,280	0.45	113,280	None
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	251	6,049	0.39	6,049	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	247,200	0.27	247,200	None
Stock	FITIPOWER INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	67,500	0.27	67,500	None
Stock	CHANG WAH TECHNOLOGY CO., LTD	-	Financial assets at fair value through profit or loss, noncurrent	872	65,553	0.23	65,553	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	47,981	0.20	47,981	None
Stock	RAYDIUM SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	120	41,700	0.16	41,700	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	13	15	0.15	15	None
Stock	WAFER WORKS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	9,610	0.04	9,610	None

90

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SHINFOX ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	60	$5,622	0.03	$5,622	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	16	0.02	16	None
Stock	YANG MING MARINE TRANSPORT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	18,435	0.01	18,435	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	1,678	-	1,678	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	221,241	-	221,241	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,055	77,812	-	77,812	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,050	63,421	-	63,421	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,400	24,940	-	24,940	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	249	29,660	-	29,660	None
Stock-Preferred Stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	118,640	-	118,640	None
Stock-Preferred Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	526	15,782	-	15,782	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	170	15,836	-	15,836	None
Convertible bonds	PHISON ELECTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,212	122,412	-	122,412	None
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, noncurrent	50	5,700	-	5,700	None
Convertible bonds	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	30,450	-	30,450	None
Convertible bonds	GIANT MANUFACTURING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	350	36,295	-	36,295	None
Convertible bonds	WISTRON NEWEB CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	20,360	-	20,360	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	1,001,490	7.00	1,001,490	None

TLC CAPITAL CO., LTD.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$254,628	18.18	$254,628	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	109,364	13.99	109,364	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	368,693	13.00	368,693	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,606	66,781	10.23	66,781	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	454,814	9.99	454,814	None

91

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$165,709	7.14	$165,709	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	10,944	4.91	10,944	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	242,624	4.24	242,624	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	88,500	3.57	88,500	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	19,830	2.24	19,830	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,183	73,848	1.74	73,848	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,693	194,142	1.68	194,142	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,387	12,620	1.18	12,620	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	55,700	0.82	55,700	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	362,022	0.77	362,022	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	179,404	0.64	179,404	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	850	35,147	0.32	35,147	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	536	32,321	0.13	32,321	None
Stock	ALLIED SUPREME CORP.	-	Financial assets at fair value through profit or loss, noncurrent	87	21,794	0.11	21,794	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1	994	0.00	994	None
Capital-Preferred stock	CHIPBETTER MICROELECTRONICS INC.(formerly GUANGXI CHIPBETTER MICROELECTRONICS INC.)	-	Financial assets at fair value through profit or loss, noncurrent	672	64,780	-	64,780	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	67,450	-	67,450	None
Capital-Preferred stock	HEFEI TBSTEST TECHNOLOGIES CO., LTD	-	Financial assets at fair value through profit or loss, noncurrent	168	25,349	-	25,349	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	26,484	-	26,484	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	27,046	-	27,046	None
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	26,484	-	26,484	None
Capital-Preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	39,240	-	39,240	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	666	-	666	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None

92

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767		$521,939	-		$521,939	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000		35,762	-		35,762	None
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,697		35,412	-		35,412	None
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855		13,346	-		13,346	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		52,360	-		52,360	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494		117,298	-		117,298	None

UMC CAPITAL CORP.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,105	14.33	USD	3,105	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	22,117	11.47	USD	22,117	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	23,221	8.87	USD	23,221	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,000	8.78	USD	1,000	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	16,670	7.76	USD	16,670	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,788	5.03	USD	6,788	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,706	4.53	USD	4,706	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,490	3.25	USD	2,490	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	247	2.70	USD	247	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	17,231	1.76	USD	17,231	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,856	1.69	USD	12,856	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,531	1.38	USD	3,531	None
Stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	374	USD	1,513	0.91	USD	1,513	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	4	0.46	USD	4	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	1,985	0.32	USD	1,985	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	775	-	USD	775	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	1,362	-	USD	1,362	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	6,038	-	USD	6,038	None

93

ATTACHMENT 4 (Securities held as of June 30, 2022) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	5,243	-	USD	5,243	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	8	-	USD	8	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	5,646	-	USD	5,646	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	2,471	-	USD	2,471	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	3,917	-	USD	3,917	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,555	-	USD	1,555	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,864	USD	2,499	-	USD	2,499	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	5,137	-	USD	5,137	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	333	USD	2,000	-	USD	2,000	None
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	117	USD	800	-	USD	800	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	1,000	-	USD	1,000	None
Stock-Preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	1,000	-	USD	1,000	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,866	-	USD	1,866	None

TERA ENERGY DEVELOPMENT CO., LTD.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$5,217	1.18		$5,217	None

SINO PARAGON LIMITED

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$113,507	11.13		$113,507	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		48,912	5.00		48,912	None

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

				June 30, 2022
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	65,407	9.71	RMB	65,407	None

94

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

95

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Fab	2022.03.25	$1,411,596	By the construction progress	L&K ENGINEERING (SUZHOU) CO., LTD. SINGAPORE BRANCH	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None
Fab	2022.01.05 - 2022.05.24	688,490	By the construction progress	GANG-WEI CONSTRUCTION CO.,LTD	Third party	N/A	N/A	N/A	N/A	Negotiation	Manufacturing purpose	None

96

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

97

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$30,013,272	30%	Net 60 days	N/A	N/A		$8,154,765	26%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,912,096	2%	Month-end 60 days	N/A	N/A		276,250	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		574,130	1%	Net 30 days	N/A	N/A		12,538	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales		286,807	0%	Net 30 days	N/A	N/A		11,194	0%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		263,785	0%	Month-end 60 days	N/A	N/A		183,664	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Purchases		310,217	1%	Net 30 days or 45 days	N/A	N/A		209,078	3%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,020,502	90%	Net 60 days	N/A	N/A	USD	275,198	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	64,596	6%	Net 60 days	N/A	N/A	USD	26,793	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	26,189	2%	Net 60 days	N/A	N/A	USD	8,625	3%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	15,024	1%	Net 60 days	N/A	N/A	USD	4,609	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	6,864	1%	Net 60 days	N/A	N/A	USD	2,811	1%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	JPY	8,315,785	17%	Net 60 days	N/A	N/A	JPY	3,662,374	15%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	169,039	6%	Net 60 days	N/A	N/A	RMB	57,843	8%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	132,776	5%	Net 60 days	N/A	N/A	RMB	49,417	6%
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Sales	RMB	71,511	3%	Net 30 days or 45 days	N/A	N/A	RMB	56,820	7%

98

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$440,133	21%	Net 60 days	N/A	N/A		$136,695	32%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	44,630	2%	Net 60 days	N/A	N/A	RMB	18,868	3%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	24,703	1%	Net 45 days	N/A	N/A	RMB	2,933	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales	RMB	29,589	2%	Month-end 30 days	N/A	N/A	RMB	398	0%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Purchases	RMB	22,273	43%	Net 30 days	N/A	N/A	RMB	2,533	86%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Parent company	Purchases	RMB	29,568	56%	Month-end 30 days	N/A	N/A	RMB	398	14%

99

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary	$-		$8,154,765	$892		$8,155,657	8.31	$-	-		$3,356,208		$6,723
FARADAY TECHNOLOGY CORPORATION	Associate	-		276,250	-		276,250	13.97	-	-		628		228
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	-		183,664	-		183,664	5.73	10,959	Collection in subsequent period		10,959		152

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY -	JPY	3,662,374	JPY -	JPY	3,662,374	6.09	JPY -	-	JPY	1,890,308	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status
UMC GROUP (USA)	Associate	RMB -	RMB	57,843	RMB -	RMB	57,843	6.20	RMB -	-	RMB	-	RMB	43
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	RMB -	RMB	56,820	RMB -	RMB	56,820	5.03	RMB -	-	RMB	17,501	RMB	41
FARADAY TECHNOLOGY CORPORATION	Associate	RMB -	RMB	49,417	RMB -	RMB	49,417	5.44	RMB -	-	RMB	-	RMB	37

WAVETEK MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	$-		$136,695	$-		$136,695	6.69	$-	-		$74,264		$-

100

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,973,551	$115,485	$115,485
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	148,683	3,050	3,050
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,553,573	(149,519)	(149,519)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	10,887,226	435,014	435,014
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	433,942	100.00	4,991,042	330,754	330,754
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	41,599	2,734	2,734
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	607,485	100.00	7,025,274	(586,690)	(586,690)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	21,031	831	831
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	699,456	27,266	27,266
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	165,154	26,934	26,934
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	29,575,517	3,937,392	3,937,392
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	20,130,260	3,963,599	3,963,599
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.50	1,364,374	696,352	553,919
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(11,579)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	524,272	(849,704)	(356,876)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,342,800		2,342,800	234,280	40.00	2,962,394	(2,899,231)	(1,159,692)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	1,201,774	36.49	9,308,442	(11,974,166)	(4,370,357)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	138,000	26.78	7,544,303	923,571	260,640
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,824,503	1,261,809	173,826
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.30	12,174,590	12,771,399	1,720,834

101

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	7,800	100.00		$86,679		$5,868		$5,868
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		12,378		12,127		5,322
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		102,098		4,101		1,031
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		11,771		696,352		4,464

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$9,485		$2,145		$2,145
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		227,777		(41,259)		(16,503)
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(8,767)		(0)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,934	USD	3,934	-	10.38	USD	2,355	USD	(60,032)	USD	(4,986)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$45,372		$1,423		$1,423

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$2,886		$(0)		$(0)

102

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2022) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,851	$(3)	$(3)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$29,622,510	$3,936,036	$3,936,036

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$29,622,510	$3,936,036	$3,936,036

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$38,491	$755	$755
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	643,510	25,320	25,320

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2022			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$10,860,770	$433,232	$433,232

103

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2022)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)			Investment flows
					Accumulated outflow of investment from Taiwan as of January 1, 2022		Outflow	Inflow	Accumulated outflow of investment from Taiwan as of June 30, 2022		Net income (loss) of investee company		Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2022		Accumulated inward remittance of earnings as of June 30, 2022
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$23,728 800)	(ii)SOARING CAPITAL CORP.	(USD	$23,728 800)	$-	$-	(USD	$23,728 800)		$2,137	100.00%		$2,137 (iii)		$9,345		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	22,245 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	22,245 750)	-	-	(USD	22,245 750)		1,408	100.00%		1,408 (iii)		44,965	(USD	130,267 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,491,440 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	600,615 20,250)	-	-	(USD	600,615 20,250)	(RMB	3,355 760)	25.14%	(RMB	843 191) (ii)	(RMB	98,927 22,412)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,883,328 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,167,965 309,102)	-	-	(USD	9,167,965 309,102)	(RMB	3,870,482 876,865)	99.9985% (Note 4)	(RMB	3,870,425 876,852) (ii)	(RMB	28,903,799 6,548,210)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	132,420 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	162,228 36,753)	99.9985%	(RMB	162,223 36,752) (iii)	(RMB	587,954 133,202)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	64,876,063 14,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	28,620,892 964,966) (Note 5)	-	-	(USD	28,620,892 964,966) (Note 5)	(RMB	941,418 213,280)	69.95%	(RMB	658,525 149,190) (ii)	(RMB	17,164,806 3,888,719)		-

Accumulated investment in Mainland China as of June 30, 2022		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment
$38,435,445 (USD 1,295,868)			$63,108,116 (USD 2,127,718)			$169,729,399

Note 1:	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2:	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3:	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4:	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of June 30, 2022, the amount of investment has been all remitted.
Note 5:	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of June 30, 2022, the amount of investment USD 214,283 thousand has not yet been remitted.

104

ATTACHMENT 12 (Information of major shareholders as of June 30, 2022)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
None

105